Exhibit 2.3

Schedule VII

Schedule of Insurance Companies Who Are Protected Parties1

The following are insurance companies who are Protected Parties in addition to those listed in Section 1.245 (vii)-(xiv) of the Plan:

(a) Travelers Casualty and Surety Company and its parents, subsidiaries, predecessors, successors, and assigns, but their protection as Protected Parties will not extend beyond the scope of the matters released by OCD et al. in the Settlement Agreement and Mutual Release between Owens-Corning Fiberglas Corporation and The Aetna Casualty and Surety Company dated as of September 5, 1995 and the Modification of Settlement Agreement and Mutual Release dated as of June 25, 1999;

(b) Certain Underwriters at Lloyd’s, London, and Certain London Market Insurance Companies and their parents, subsidiaries, predecessors, successors, and assigns, but their protection as Protected Parties will not extend beyond the scope of the matters released by OCD et al. in the two Confidential Settlement Agreements and Mutual Releases entered into as of May 15, 1999;

(c) International Insurance Company, The North River Insurance Company, and United States Fire Insurance Company and their parents, subsidiaries, predecessors, successors, and assigns, but their protection as Protected Parties will not extend beyond the scope of the matters released by OCD et al. in the Settlement Agreement and Mutual Release entered into on May 17, 2000;

(d) Allstate Insurance Company and its parents, subsidiaries, predecessors, successors, and assigns, but their protection as Protected Parties will not extend beyond the scope of the matters released by OCD et al. in the Settlement Agreement and Mutual Release entered into on October 4, 2000;

(e) Midland Insurance Company in Liquidation and the Liquidator thereof, but their protection as Protected Parties will not extend beyond the scope of the matters released by OCD in the Settlement Agreement dated as of March 21, 2003; and

(f) Continental Casualty Company (“Continental”), CNA Casualty Company of California (“CNA Casualty”), Columbia Casualty Company (“Columbia”) and Pacific Indemnity Company and their parents, subsidiaries, predecessors, successors and assigns, but their protection as Protected Parties will not extend beyond the scope of the matters released by Fibreboard in the Trilateral Settlement Agreement entered into on October 12, 1993. If the Debtors’ Motion Pursuant to Fed. R. Bankr. P. 9019 for an Order Approving Compromise of Proof of Claim No. 7664 and Other Claims Between Fibreboard and Continental Casualty Company, filed on August16, 2006 (the “Continental Motion”), is approved, the protection of Continental and its affiliates (including, without limitation, CNA Casualty and Columbia Casualty) as Protected Parties shall be extended to FB Asbestos Personal Injury Claims or FB Resolved Personal Injury Claims relating to the Committed Claims (as defined in the Continental Motion) or the Committed Claims Account (as defined in the Continental Motion) to the extent described in the Continental Motion.

[1]	This Schedule remains subject to further revision and amendment by the Plan Proponents up to the Confirmation Hearing.